UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the quarter and year ended December 31, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:      February 28, 2005                                           By:        /s/ David M. Hall

                                                                                       Name:         David M. Hall

                                                                                       Title:           CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2004

VANCOUVER, February 28, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the quarter and year ended December 31, 2004.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method.

CONDENSED FINANCIAL RESULTS

Fourth quarter results

Adjusted net income for the quarter ended December 31, 2004 was $26.4 million ($0.31 income per common share), as compared to adjusted net income of $0.6 million ($0.01 income per common share) for the same period in the prior year.  The increase in income for the period was primarily a result of an increase in royalty revenues derived from the sale of TAXUS® Express2™ (“TAXUS”) coronary paclitaxel-eluting stent systems by Boston Scientific Corporation ("Boston Scientific"), partially offset by an increase in operating expenditures.

Net income for the quarter ended December 31, 2004 according to GAAP was $41.5 million ($0.49 income per common share), as compared to a net loss of $17.2 million ($0.21 loss per common share) for the same period in the prior year.

Cash provided by operating activities for the quarter ended December 31, 2004 was $46.5 million.

Financial results used in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss excludes stock based compensation expense, foreign exchange gains or losses relating to our domiciling of cash balances, acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions and other non-recurring items.  Adjusted operating net income/loss does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Revenue of $61.2 million for the quarter ended December 31, 2004 included $43.8 million of royalty revenue received from Boston Scientific under our license agreement relating to sales of the TAXUS paclitaxel-eluting coronary stent system.  License fees included $13.9 million received from Boston Scientific for the right to sublicense our paclitaxel-eluting coronary stent technology to third parties.

TAXUS related royalties of $43.8 million received during the fourth quarter were based on $574.8 million of worldwide TAXUS net sales, as reported to us by Boston Scientific for their third quarter ended September 30, 2004.  The gross royalty rate earned in the quarter was 8.2% for sales in the U.S. and 5.6% for sales in other countries.  We expect the average royalty rate will continue to increase during the first half of calendar 2005 as sales volumes increase, due to the tiered royalty rate calculations on net sales as provided for in the license agreement and the additional 1% increase in royalty rates effective November 23, 2004 when Boston Scientific exercised its option for exclusivity to the technology in the coronary vascular field.

For the quarter ended December 31, 2004 Boston Scientific publicly reported worldwide revenue from the sale of TAXUS paclitaxel-eluting coronary stent systems of $691 million, of which $503 million was revenue realized from sales of paclitaxel-eluting coronary stent systems in the U.S.  We expect to realize royalties related to Boston Scientific’s fourth quarter TAXUS paclitaxel-eluting coronary stent system sales during our quarter ended March 31, 2005.

Research and development expenditures increased by $4.4 million when compared to the same quarter in the prior year.  This increase was primarily due to $2.3 million of restructuring and termination costs related to the consolidation of research and development activities at our Palo Alto facility.  There was also an increase in salary and benefit costs due to the inclusion of employee costs for acquired companies, an increase in stock based compensation and an increase in patent related costs.  Selling, general and administrative expenses increased by $2.4 million when compared to the same quarter in the prior year.  The increase is mainly due to an increase in salaries and benefits due to the inclusion of employees from acquisitions and an increase in professional fees due to incremental audit costs relating to Sarbanes-Oxley compliance and legal fees to support our intellectual property portfolio.

For the quarter ended December 31, 2004, the reported foreign exchange gain of $2.3 million was due to a stronger Canadian dollar relative to the U.S. dollar (from 0.791:1 to 0.831:1) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments at period end.  For the three month period ended December 31, 2003, the reported foreign exchange loss of $9.9 million is a translation of the amount previously reported in Canadian dollars.  Investment and other income increased by $158,000 when compared to the same quarter in the prior year due to a higher average investment balance held during the quarter.

Annual results

Throughout this section, we have used the unaudited 12 month period ended December 31, 2003, rather than the audited 15 month period ended December 31, 2003, for prior period comparative numbers in order to match the periods of operations.

Adjusted operating net income for the year ended December 31, 2004 was $53.3 million ($0.64 income per common share), as compared to an adjusted operating net loss of $13.1 million ($0.18 loss per common share) for the period ended December 31, 2003.  The increase in the income for the period was primarily a result of an increase in royalty revenues derived from TAXUS sales by Boston Scientific, partially offset by an increase in operating expenditures.

Net income for the year ended December 31, 2004 according to GAAP was $52.5 million ($0.63 income per common share), as compared to a net loss of $49.4 million ($0.68 loss per common share) for the period ended December 31, 2003.

Cash provided by operating activities for the year ended December 31, 2004 was $78.1 million.

Revenue of $130.8 million for the year ended December 31, 2004 included royalty revenue of $100.8 million, $98.4 million of which was derived from TAXUS sales.  License fees of $17.3 million included $13.9 million received from Boston Scientific for the right to sublicense our paclitaxel-eluting coronary stent technology to third parties.  Product sales included sales of approved products by our subsidiaries of $12.7 million.

Research and development expenditures increased by $13.6 million when compared to the same 12 month period in the prior year.  Salaries and benefits increased by $7.8 million due to an increase in stock based compensation of $2.0 million, restructuring and termination costs related to the consolidation of research and development activities at our Palo Alto facility of $2.3 million, the inclusion of employee costs for acquired companies and incremental costs associated with hiring new employees to support our continued expanding research and development efforts.  Other significant increases included $1.9 million for clinical trial expenditures mainly due to an increase in expenses relating to the paclitaxel-eluting Vascular Wrap™ drug-loaded bioresorbable surgical mesh clinical trials and $1.1 million for patent costs.

Selling, general and administrative expenses increased by $6.2 million compared to the same 12 month period in the prior year.  The increase was mainly due to an increase in salaries and benefits, primarily due to the inclusion of employee costs for acquired companies and costs associated with hiring new employees to assist with achieving our corporate objectives. Professional service fees increased by $3.2 million primarily due to an increase in external consulting and incremental audit costs relating to Sarbanes-Oxley compliance and an increase in legal services to support our intellectual property portfolio.  Sales and marketing costs decreased by $2.7 million due to the elimination of the sales and marketing staff at our Palo Alto facility in April 2003.

For the year ended December 31, 2004, the reported foreign exchange gain of $2.1 million was due to a stronger Canadian dollar relative to the U.S. dollar (from 0.774:1 to 0.831:1) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments at period end.  For the 12 month period ended December 31, 2003, the reported foreign exchange loss of $19.9 million was a translation of the amount previously reported in Canadian dollars.  Investment and other income increased by $3.4 million when compared to the same 12 month period in the prior year due to the significant increase in cash and cash equivalents and short-term and long-term investments received from the public offering in October 2003.

“We are proud to have delivered these outstanding results for Angiotech’s shareholders,” said Dr. William Hunter, President and CEO of Angiotech.  “Our substantial revenue growth and positive operating results represent significant financial milestones, and we look forward to continued growth in 2005.  With over one million TAXUS stents implanted to date, we are proud that we, together with our partner Boston Scientific, have been able to impact the quality of life for so many patients with coronary artery disease.  We hope that our continued product development efforts in 2005 and beyond can lead to many other product opportunities that improve the practice of medicine and patient outcomes.”

Clinical Update

The non drug-loaded Adhibit™ for adhesion prevention program is progressing well in the myomectomy indication and we expect to present final pivotal data in the first half of 2005.  The feasibility study in the treatment of endometriosis has concluded.  The data demonstrated that it was safe to use in patients with endometriosis and also demonstrated some moderate effect, particularly in patients with less aggressive disease. It is now believed that a drug-loaded version of Adhibit™ will be the most appropriate for this challenging condition.  We expect to commence formal preclinical work on our new drug-loaded Adhibit™ program for adhesion prevention, potentially in endometriosis as well as other selected indications, in the second half of 2005.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

(in thousands of $, except share and per share data)	Three Months Ended December 31, 2004			Three Months Ended December 31, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	44,892		44,892	2,714		2,714
Product sales	2,381		2,381	2,615		2,615
License fees	13,954	(13,900) a	54	4,977		4,977
	61,227	(13,900)	47,327	10,306	-	10,306
EXPENSES
License and royalty fees	8,519	(1,529) a	6,990	966		966
Cost of goods sold – product sales	2,319		2,319	1,360		1,360
Research and development	8,903	(630) b	5,954	4,516	(170) b	4,346
		(2,319) c
Selling, general and administrative	7,569	(714) b	6,528	5,166	(1,386) b	3,780
		(327) c
Amortization	2,606	(1,835) d	771	3,865	(3,339) d	526
Acquired in-process research and development	-	-	-	3,084	(3,084) e	-
	29,916	(7,354)	22,562	18,957	(7,979)	10,978
Operating income (loss)	31,311	(6,546)	24,765	(8,651)	7,979	(672)
Other income (expenses):
Foreign exchange gain (loss)	2,308	(2,308) f	-	(9,889)	9,889 f	-
Investment and other income	1,478		1,478	1,320		1,320
Interest expense – capital lease	-		-	-		-
Total other income (expenses)	3,786	(2,308)	1,478	(8,569)	9,889	1,320
Income (loss) for the period before income taxes	35,097	(8,854)	26,243	(17,220)	17,868	648
Income tax (expense) recovery	6,384	(6,229) g	155	-		-
Net income (loss) for the period	41,481	(15,083)	26,398	(17,220)	17,868	648
Basic net income (loss) per common share	0.49	(0.18)	0.31	(0.21)	0.22	0.01
Diluted net income (loss) per common share	0.48	(0.17)	0.31	(0.21)	0.22	0.01
Weighted average shares outstanding (000’s) – Basic	83,886		83,886	82,637		82,637
Weighted average shares outstanding (000’s) – Diluted	85,904		85,904	n/a		86,809

 * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

a.       Adjustment for one-time payment received from Boston Scientific for right to sublicense the paclitaxel-eluting coronary stent technology to third parties, net of license fees due to licensors.

b.      Adjustment for stock based compensation expense.

c.       Adjustment for restructuring and termination costs relating to consolidation of research and development activities at Palo Alto facility.

d.      Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the three months ended December 31, 2004, adjustments include $389,000, $400,000 and $374,000 for amortization of intangible assets related to the acquisitions of Cohesion, STS and NeuColl respectively; and $672,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated.

e.       Adjustment for in-process research and development acquired.

f.       Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

g.      Adjustment for deferred tax recovery on recognition of deferred income tax assets.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

(in thousands of $, except share and per share data)	Year Ended December 31, 2004			12 Months Ended December 31, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	100,788		100,788	4,343		4,343
Product sales	12,680		12,680	8,027		8,027
License fees	17,312	(13,900) a	3,412	7,970		7,970
	130,780	(13,900)	116,880	20,340	-	20,340
EXPENSES
License and royalty fees	18,231	(1,529) a	16,702	1,858		1,858
Cost of goods sold – product sales	7,866		7,866	4,825		4,825
Research and development	27,132	(2,549) b	22,264	13,546	(574) b	12,972
		(2,319) c
Selling, general and administrative	22,997	(2,634) b	20,036	16,791	(2,453) b	14,338
		(327) c
Amortization	10,310	(7,361) d	2,949	8,404	(6,695) d	1,709
Acquired in-process research and development	6,375	(6,375) e	-	6,639	(6,639) e	-
	92,911	(23,094)	69,817	52,063	(16,361)	35,702
Operating income (loss)	37,869	9,194	47,063	(31,723)	16,361	(15,362)
Other income (expenses):
Foreign exchange gain (loss)	2,140	(2,140) f	-	(19,899)	19,899 f	-
Investment and other income	5,666		5,666	2,296		2,296
Interest expense – capital lease	-		-	(72)		(72)
Total other (expenses) income	7,806	(2,140)	5,666	(17,675)	19,899	2,224
Income (loss) for the period before income taxes	45,675	7,054	52,729	(49,398)	36,260	(13,138)
Income tax recovery	6,777	(6,229) g	548	-		-
Net income (loss) for the period	52,452	825	53,277	(49,398)	36,260	(13,138)
Basic net income (loss) per common share	0.63	0.01	0.64	(0.68)	0.50	(0.18)
Diluted net income (loss) per common share	0.61	0.01	0.62	(0.68)	0.50	(0.18)
Weighted average shares outstanding (000’s) - Basic	83,678		83,678	72,342		72,342
Weighted average shares outstanding (000’s) - Diluted	85,697		85,697	n/a		n/a

*  Restated to reflect the change to U.S. dollar reporting currency and U.S. GAAP, and only for 12 months of the 15 month period reported in December 31, 2003

a.       Adjustment for one-time payment received from Boston Scientific for right to sublicense the paclitaxel-eluting coronary stent technology to third parties, net of license fees due to licensors.

b.      Adjustment for stock based compensation expense.

c.       Adjustment for restructuring and termination costs relating to consolidation of research and development activities at Palo Alto facility.

d.      Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the year ended December 31, 2004, adjustments include $4,306,000, $1,600,000 and $577,000 for amortization of intangible assets related to the acquisitions of Cohesion, STS and NeuColl respectively; and $878,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated.

e.       Adjustment for in-process research and development acquired.

f.       Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

g.      Adjustment for deferred tax recovery on recognition of deferred income tax assets.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles

(in thousands of $)	December 31,	December 31,
As at	2004	2003
	$	$
ASSETS		(Restated)*
Cash and short-term investments	271,484	296,794
Other current assets	21,185	10,836
Long-term investments	71,711	16,801
Property and equipment, net	15,677	10,136
Intangible assets, net	65,246	30,094
Goodwill	33,346	30,486
Other assets	428	575
	479,077	395,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	24,369	11,543
Deferred revenue – long term portion	2,000	2,090
Deferred leasehold inducement	2,860	2,272
Deferred income taxes	8,022	2,446
Shareholders’ equity	441,826	377,371
	479,077	395,722

  * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

This press release contains the condensed financial statements derived from the consolidated financial statements for the year ended December 31, 2004 and the 15 month period ended December 31, 2003. If you require a copy of Angiotech's audited consolidated financial statements for the year ended December 31, 2004 or the 15 month period ended December 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Monday, February 28, 2005 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at (800) 299-7928 (North America) or (617) 614-3926 (International) and entering Access Code 66825761.  A recording of the call will be available until Monday, March 7, 2005 by calling (888) 286-8010 (North America) or (617) 801-6888 (International) and entering Access Code 46063027.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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